82-2636

CROSS LAKE MINERALS LTD.
TSX : CRN

04036920

RECEIVED
2004 SEP 16 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:	September 13, 2004		
Company:	SEC	**Fax:**	202-942-9624
Attention:	Insider Reporting	**Pages:**	2
From:	Annabel Hernandez		

SUPPL

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please find attached insider report for Donald R. Sheldon.

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

dlw 9/16

1255 West Pender Street
Vancouver, B.C. V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS LTD

BOX 2. INSIDER DATA 12g 82-2636

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (Day/Month/Year): 30/08/04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (blank)

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHELDON

GIVEN NAMES: DONALD R.

NO. / STREET / APT: 1255 WEST PENDER ST.

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓑ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	380000							380000	1	
COMMON	1912976							1912976	2	D.S. Management
COMMON	1068600	03/09/04	10	500000		.15		1568600	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/15 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

I own 100% of D.S. Management.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD R. SHELDON

SIGNATURE: [signature]

DATE OF THE REPORT (Day/Month/Year): 13/09/04

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

JOINT NEWS RELEASE

Bard Ventures Ltd.
1255 West Pender Street
Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax.: (604) 687-3141

TSX Venture Symbol: CBS

Cross Lake Minerals Ltd.
1255 West Pender Street
Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax.: (604) 687-3141

TSX Symbol: CRN

September 13, 2004

Option Agreements on Ingenika/Swannell and Wasi Creek Properties Completed

Bard Ventures Ltd. ("Bard") and Cross Lake Minerals Ltd. ("Cross Lake"), collectively referred to as "the Companies" are pleased to announce that Cross Lake has agreed to grant Bard an option to earn a 50% interest in each of the Ingenika/Swannell and Wasi Creek Properties ("the Properties"). The Properties are located in the Mackenzie Region of North Central British Columbia. Access and infrastructure for the Properties are excellent.

The Ingenika/Swannell Property includes three areas of significant carbonate hosted zinc-lead-silver mineralization, from north to south the Onward, Onward South and Swannell River showings. These zones of mineralization are located over a distance of 4.5 kilometers. Further exploration is planned to evaluate the known zones of mineralization and the area underlain by the favorable host carbonate formation. Each of the zones contain significant grades of zinc-lead-silver mineralization that could support development should sufficient tonnage be defined. This is the target that the Companies will pursue on the Ingenika/Swannell Property during the planned exploration.

At the north end, the claims surround the historic Ingenika Mine, where a deposit reported to be 22,677 tonnes grading 119.9g/t silver, 9.8% lead and 6.1% zinc has been identified (Minfile number:094C 002). The Onward Zone, located approximately 2 kilometres south of the mine is hosted in the same favourable carbonate unit. The Onward South Zone is located 400 metres south of the Onward Zone, and the Swannell River Zone is located a further 4 kilometres south where zinc-lead-silver mineralization was discovered in outcrop along the Swannell River. This zone of mineralization is also in the same carbonate unit as the Ingenika Mine and Onward Zones. The following tables summarize the most significant results from rock chip channel sampling of the zones by Cross Lake during 2001-2002:

ONWARD SHOWING

Sample Description	Zinc (%)	Lead (%)	Silver (g/t)
Width=0.5m, massive galena in limestone.	NA	51.80	1202
Width=0.5m, massive galena in limestone.	NA	45.20	1070

ONWARD SOUTH SHOWING:

Sample Description	Zinc (%)	Lead (%)	Silver (g/t)
W=0.3m, sphalerite, galena in limestone.	25.62	16.28	139.80
W=0.4m, sphalerite, galena in limestone.	31.07	0.59	8.40
W=0.2m, sphalerite, galena in limestone.	33.61	8.77	81.40

..../Cont'd

The most southerly zone, Swannell, is located 4.5 km south of the Onward Zone. This zone was drilled by Cominco Ltd. (CS-57-01) in 1957, by Elite Resources Corp. (CS-85-06) in 1985 and by Cross Lake (CS-01-8, 9, 10) in 2001. The results reported from this drilling included: 1.7 metres of 14.5% zinc, 4.3% lead and 37.7 g/t silver in drill hole CS-57-01; 2.8 metres of 12.04 % zinc, 0.99% lead and 11.3 g/t silver in drill hole CS-85-06; 3 metres of 5.82% zinc, 3.17 % lead and 38.2 g/t silver in drill hole CS-01-10.

Mineralization on the Wasi Creek Property was discovered and evaluated by Cominco Ltd. ("Cominco") in the early 1990's. Of the defined targets on the Property, the most advanced is the Par sphalerite-galena-pyrite carbonate horizon that was defined by Cominco over a strike length of 2 kilometres and remains open along strike and down dip. The significant results from the Cominco program on the Par Horizon are summarized below:

AREA	Zinc (%)	Lead (%)	Silver (g/t)	Width (m)
Par Horizon:				
Trench 1	2.50	6.00	44.1	9.56
Trench 3	8.40	3.50	13.3	17.20
DH-92-5	12.50	0.40	67.7	1.50
DH 92-6	7.19	2.83	46.8	1.00
and	7.92	0.64	14.8	1.00
DH 92-9	15.05	11.65	72.7	0.70
DH 92-14	10.25	0.40	17.0	1.90
DH 92-16	6.35	1.07	16.5	4.80
and	4.98	0.68	18.0	5.00
DH 92-21	6.90	1.60	18.4	4.50
and	3.10	3.20	32.0	3.10

In addition to the Par Horizon the Companies will continue to evaluate and expand a recent discovery, the Carrie Zone. An initial trench completed by Cross Lake in 2002 discovered sphalerite-galena-pyrite mineralization that returned 5.10% zinc, 0.89% lead and 18.0 g/t silver across a sample width of 10 metres. The zone remains open in all directions. The Carrie Zone is a separate and distinct target from the Par Horizon.

The Companies also intend to follow-up on the discovery of numerous large angular higher-grade massive sulphide boulders that appear to be related to a local source separate from both the Par and Carrie showings. Two of these boulders sampled by Cross Lake returned assays of 26.30% zinc, 25.98% lead and 96.3 g/t silver and the second 8.46% zinc, 42.43% lead and 384.8 g/t silver.

All work on the Properties since 2000 was conducted under the supervision of Cross Lake's Vice President, Exploration, Jim Miller-Tait, P.Geo. The rock and drill core samples from the Properties have been analyzed at the Cominco Exploration Research Laboratory and ALS Chemex of Vancouver, B.C., while the soil samples were analyzed at ACME Analytical Laboratories Ltd. of Vancouver, B.C.

As outlined above, exploration planned for 2004 on both Properties will include trenching where applicable, geophysical surveys, geological mapping, prospecting and as targets are further defined, diamond drilling. The Companies are confident that each of these targets will be enhanced as exploration on the Properties continues.

Under the terms of the Option Agreements Bard must spend $300,000 on the Properties before December 2004 and a further $1.7 million over the subsequent 2 calendar years to earn a 50% working interest. Cross Lake will be the Operator of the programs.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

On behalf of:
Bard Ventures Ltd.

"Eugene Beukman"

Eugene Beukman, President
For further information please visit our website at www.bardventures.com or contact:

Syndicated Capital Corporation
Investor Relations
Tel: (604) 694-1994
info@syndicatedcc.com

On behalf of:
Cross Lake Minerals Ltd.

"Gordon Keevil"

Gordon Keevil, President
For further information please visit our website at www.crosslakeminerals.com or contact:

Tangent Management Corp.
Investor Relations
Tel: (604) 642-0115